UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No.4)*

                            SCHERER HEALTHCARE, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    806530101
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement __. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    FENIMORE ASSET MANAGEMENT, INC.
    14-1564237

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) __
        Joint filing pursuant to Rule 13d-1 (f) (1)   See Item 2       (b) __

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
     INCORPORATED IN NEW YORK STATE

NUMBER OF                5.  SOLE VOTING POWER                            -
SHARES
BENEFICIALLY             6.  SHARED VOTING POWER                          0
OWNED BY
EACH                     7.  SOLE DISPOSITIVE POWER                       -
REPORTING PERSON
WITH                     8.  SHARED DISPOSITIVE POWER                     -

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0%

12. TYPE OF REPORTING PERSON*
      INVESTMENT ADVISOR

Cusip No. 806530101              13G                          Page 2 of 3 Pages

Schedule 13G Additional Information

Item #
1. (a)  Name of Issuer:
        SCHERER HEALTHCARE, INC.

   (b)  Address of Issuer's Principal Executive Offices:
        2859 Paces Ferry Road, Suite 300
        Atlanta, GA  30339

2. (a)  Name of Person Filing:
        FENIMORE ASSET MANAGEMENT, INC.

   (b)  Address of Principal Business Office for Each of the Above:
        118 N. Grand Street, Box 310
        Cobleskill, NY  12043

   (c)  Citizenship:
        INCORPORATED IN THE STATE OF NEW YORK

   (d)  Title of  Class of  Securities:
          COMMON STOCK

   (e)  CUSIP Number:
          806530101

3. This statement is filed pursuant to Rule 13d-1(b), or 13d-2(b). The person filing is a:
   (a) [ ]  Broker or Dealer registered under Section 15 of the Act
   (b) [ ]  Bank as defined in section 3(a)(6) of the Act
   (c) [ ]  Insurance Company as defined in section 3(a)(19) of the Act
   (d) [ ] Investment Company registered under section 8 of the Investment Company Act
   (e) [x] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
   (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provsions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
   (g) [ ] Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G) (Note: See Item 7)
   (h) [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(H)

4. Ownership:
   (a) Amount Beneficially Owned:                                        0
   (b) Percent of Class:                                                 0%
   (c) Number of shares as to which such person has:
         (i)  sole power to vote or to direct the vote                   -
        (ii)  shared power to vote or to direct the vote                 0
       (iii)  sole power to dispose or to direct the disposition of      -
        (iv)  shared power to dispose or to direct the disposition of    -

5. Ownership of Five Percent or Less of a Class:
    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
    than five percent of the class of securities, check the following.   [X]

CUSIP NO. 806530101                 13G                       Page 3 of 3 Pages


Schedule 13G Additional Information  (continued)

Item #
6. Ownership of More than Five Percent on Behalf of Another Person:
          N/A

7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
          N/A

8. Identification and Classification of Members of the Group:
          N/A

9. Notice of Dissolution of  Group:
          N/A

10. Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                   SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      May 30, 1997


Signature: By /s/ Joseph A. Bucci
           JOSEPH A. BUCCI, COMPLIANCE OFFICER